Exhibit 10.44

CLEVELAND-CLIFFS INC

Direct: (216) 694-940
RANDY L. KUMMER	Fax: (216) 694-8381
SENIOR VICE PRESIDENT-HUMAN RESOURCES	rkummer@cleveland-cliffs.com

April 2, 2007

CONFIDENTIAL
Mr. William Brake
24881 Kennedy Ridge Road
North Olmsted, Ohio 44070
Dear Mr. Brake:

This letter confirms the verbal offer to you for the position of Executive Vice President, Cliffs Metallics and Chief Technical Officer with Cleveland-Cliffs Inc. In this role, you will report directly to Joe Carrabba, President and Chief Executive Officer.

The following are the details of the revised offer:
BASE SALARY

Your starting salary will be $325,000 per year, payable semi-monthly. Individual performance and the salaries of elected officers are periodically reviewed by the Compensation and Organization Committee of the Board of Directors based on the recommendations of the Chief Executive Officer.

MANAGEMENT PERFORMANCE INCENTIVE PLAN
Effective with your starting date, you will participate in the Management Performance Incentive Plan, which provides an annual target cash bonus of 60 percent of your base salary. The actual bonus awards can be 0 to 200 percent of target based upon Board Compensation Committee judgment of individual, unit and corporate performance as recommended by the CEO. Your 2007 award will be prorated from your date of hire.

LONG-TERM EQUITY INCENTIVE PLAN
You will participate in the Company’s Incentive Equity Plan and be eligible to receive annual Performance Share awards (including Retention Units) based on the Plan formula. Normally, the grant size will be determined based upon a market review and analysis of your current position.

For 2007 your performance share award will be 10,000 Performance Shares of Cleveland-Cliffs Inc stock. The grant date will coincide with your first day of employment. The

Performance Shares vest into actual shares on a three-year moving cycle based on achieving corporate objectives of return on investment and stock price performance against a peer group. Fifteen percent of your award, or 1,500 shares, represent "retention units" and will vest after three years based on your continuing employment to that date. Your Performance Share award will be computed as though you had been an employee of the Company beginning on January 1, 2007 and shall not be prorated because of your being hired during 2007.

SEVERANCE PROTECTION

The Company will enter into a change-of-control severance agreement with you. This agreement will provide, among other things, compensation in the event your position is eliminated or substantially diminished following a corporate change-of-control.
EMPLOYEE BENEFIT PLANS

Subject to the eligibility rules of the various plans, you will be entitled to participate in the pension, 401(k), life insurance, medical and dental insurance coverage, disability, other employee benefit programs and arrangements, including any executive perquisites that are generally made available by the Company to employees in your position. Below is a brief summary of these benefits.

Vacation Benefits

You will be eligible for four (4) weeks of vacation during 2007 and during each calendar year thereafter.
Retiree Medical Coverage

Subsidized retiree medical coverage is not a part of the Company's retirement benefit program for employees hired or rehired after January 1, 1993.

Periodic Review of Benefit Plans
The Company periodically reviews all employee benefit plans and programs to ensure that employees are offered competitive and affordable benefits. The Company reserves the right to amend or terminate any such employee benefit plan, program or perquisite at any time and for any reason without the consent of any employee or participant.
TERMS OF EMPLOYMENT

This offer is contingent upon your successful completion of a Company pre-employment physical and drug/alcohol screen, which will be administered and evaluated consistent with the Americans with Disabilities Act of 1990.

By accepting this offer as Executive Vice President, Cliffs Metallics and Chief Technical Officer, you agree to act honestly, in good faith, in the Company's best interests, and to exercise the degree of skill and diligence that a person having your expertise and knowledge of the Company's affairs would reasonably be expected to exercise in comparable circumstances. Further, you agree to devote yourself exclusively and full-time to the Company's business and not to be employed or engaged in other businesses without the Company's prior written approval. You agree to observe and abide by all the Company's policies, rules and procedures, including the Company's Code of Business Conduct and Ethics policy. A copy of that policy is enclosed.

In accordance with corporate policy, this letter and your response are not meant to constitute a contract of employment for any specific period of time and you will remain, at all times, an employee at-will. Absolutely no one except the Board of Directors of the Company may change the at-will nature of our relationship, and then only in writing. Any reliance on any representations, oral or otherwise, contrary to "employment-at-will" is unreasonable.

I look forward to you joining the Cliffs' team and working with you. I believe that you will find the challenges to be significant, the rewards to be competitive, and the satisfaction to be substantial in working for a highly professional organization with a proud history in a vital industry.

Please confirm in writing your acceptance of this offer and return the signed copy of the enclosed Employee Invention and Secrecy Agreement with your confirmation.

If you have any questions regarding the terms of the offer or the responsibility of the position, please do not hesitate to contact me.

Very truly yours,
/s/ R. L. Kummer
Randy L. Kummer
Senior Vice President-Human Resources
Acceptance of Offer:

I have read and accept all of the terms of the offer of employment as set forth in the foregoing letter. I have not relied on any agreements or representations, expressed or implied, that are not set forth expressly in the foregoing letter.

/s/ William S. Brake	April 4, 2007
William S. Brake	Date

Enclosure
cc:    Personnel File